TSX:IRC                                                                                 NR 05-14

                                                                                     October 24, 2005

INCO OPENS VOISEY’S BAY HYDROMET PLANT

DENVER, COLORADO, October 24, 2005 - International Royalty Corporation (TSX: IRC) (“IRC”) is pleased to report that Inco Limited (“Inco”) has announced the opening of the Hydromet Demonstration Plant in Argentia, Newfoundland, the next phase of the Voisey's Bay Project. IRC holds an effective 2.7% royalty in Voisey’s Bay.  The royalty is calculated on the value of metals produced by the mine after deducting smelting, refining, and shipping costs.

Scott Hand, Inco’s Chairman and CEO stated “Our hydromet research and development program represents one of the most significant R&D investments in Canada. Hydromet technology offers a cost-effective and environmentally friendly alternative to conventional smelting and refining which will help place the Canadian mining industry at the forefront of the development of this processing technology.”

Inco is developing hydromet technologies for Voisey’s Bay in four stages: bench-scale laboratory testing, which is already completed; the operation of a 1/10,000 scale mini-pilot plant which began in 2003 and was completed in June 2005; the operation of a 1/100 scale demonstration plant; and its final application in a commercial plant environment.  The commercial plant, utilizing this technology to treat Voisey’s Bay nickel concentrates, would be built in Newfoundland and Labrador.

Hydromet has several key advantages over a conventional smelting and refining process.  It is more economical in terms both of capital and operating expenses, eliminates shipping of concentrate to Inco’s smelters in Ontario and Manitoba, and it is more energy efficient and more environmentally friendly, eliminating the sulphur dioxide and dust emissions associated with a conventional smelter. The hydromet technology was not contemplated by IRC when it initially valued the Voisey's Bay royalty and IRC is currently evaluating its impact.

The demonstration plant phase of the hydromet R&D program is scheduled to conclude in late 2007, at which time Inco will complete its assessment of the technical and economic feasibility of using hydromet technology to treat Voisey’s Bay nickel concentrates at the commercial processing plant.  Construction of the commercial processing plant would begin in 2009 and be completed by the end of 2011.  Inco plans to make its first shipment of concentrate from the project in November and to ramp up production to 110 Mlb of nickel in concentrate (plus quantities of cobalt and copper) in 2006.

The preceding information is derived from publicly available information provided by the company indicated above.  The information contained therein and in this press release has been reviewed by Mr. Nick Michael, IRC's qualified person for the project.  As a passive royalty holder with respect to the properties which are the subject of the companies' public disclosure, IRC does not have any legal rights to access the properties or review any of the data which was used by the company to substantiate the technical information which has been publicly disclosed.  Consequently neither IRC nor Mr. Michael has undertaken an independent due diligence investigation to confirm the accuracy of this information.  In some instances, the disclosure of the technical information has been re-worded in this press release by Mr. Michael so as to better comply with the requirements of National Instrument 43-101.  With respect to any royalties where IRC is provided with a periodic right to audit the royalty calculations by particular operators, it will disclose any information which is different from what is set out above where such differences are material to IRC.

About IRC

IRC was formed for the purpose of acquiring and creating natural resource royalties with a specific emphasis on mineral royalties.  IRC holds interests in or has contracts for the purchase of over 60 royalties in 14 commodities. IRC’s portfolio includes royalties on properties ranging from the exploration through production stages across the globe.

On behalf of the Board of Directors,

INTERNATIONAL ROYALTY CORPORATION

Douglas B. Silver

Chairman and CEO

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe IRC's future plans, intentions, objectives or goals, including words to the effect that IRC or management expects a stated condition or result to occur. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements. IRC does not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of IRC's business contained in its reports filed with the securities regulatory authorities.

For further information please contact:

Douglas B. Silver, Chairman and CEO: (303) 799-9020

Douglas J. Hurst, President: (250) 352-5573

info@internationalroyalty.com

www.internationalroyalty.com

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